[RICHARDSON & PATEL LETTERHEAD]

                                December 30, 2004


VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re:  Bio-Bridge Science, Inc.
             Registration Statement on Form SB-2


Ladies and Gentlemen:

         On behalf of Bio-Bridge Science, Inc. ("Bio-Bridge") pursuant to the Securities Act of 1933, as amended, and Regulation S-T promulgated thereunder, we hereby transmit for filing via EDGAR Bio-Bridge's Registration Statement on Form SB-2 with copies of exhibits thereto for the purpose of registering 3,657,606 shares of common stock on behalf of certain selling stockholders. Manually executed signature pages and consents have been signed prior to the time of this electronic filing and will be retained by Bio-Bridge for five years. Enclosed herewith are three copies of Bio-Bridge's Registration Statement, as transmitted for filing via EDGAR on the date hereof.

         Pursuant to Rule 457(o), Bio-Bridge has computed the fee due on the basis of $0.50 per share. Pursuant to Rule 13(c) of Regulation S-T, a wire transfer in the amount of $216.00 was wired to Mellon Bank in connection with this filing.

         Please direct any questions or comments regarding this filing to the undersigned or Michael Donahue of this office at 310-208-1182.



                                    Very truly yours,

                                    RICHARDSON & PATEL LLP

                                    /s/ Dorothy B. Vinski

                                    Dorothy B. Vinski

Enclosures